UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 9, 2023

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	000-51734	35-1811116
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2780 Waterfront Pkwy E. Drive

Suite 200

Indianapolis, Indiana 46214

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (317) 328-5660

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common units representing limited partner interests	CLMT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On November 9, 2023, Calumet Specialty Products Partners, L.P. (the “Partnership”) entered into a Partnership Restructuring Agreement (the “Restructuring Agreement”) with Calumet GP, LLC, the general partner of the Partnership (the “General Partner”), The Heritage Group and the other owners of the General Partner to effectuate a corporate transition of the Partnership to a new Delaware corporation (“New Calumet”).

Pursuant to the Restructuring Agreement and the transaction documents to be entered into in connection therewith, at the closing of the transactions contemplated by the Restructuring Agreement (the “Transaction”), among other things:

•	each common unit representing a limited partnership interest in the Partnership will be exchanged for one share of New Calumet’s common stock (“Common Stock”);

•

all equity interests in the General Partner (which currently owns all of the incentive distribution rights in the Partnership and the 2.0% General Partner interest in the Partnership) will be exchanged for 5.5 million shares of Common Stock and warrants to purchase 2.0 million shares of Common Stock, each exercisable for one share of Common Stock at an exercise price of $20.00 per share and expiring three years from the date of issuance, which shares and warrants will be issued to the owners of the General Partner;

•	New Calumet will be governed by a board of directors (the “New Calumet Board”) of nine directors, classified into three classes;

•

(i) the initial directors of New Calumet will be appointed by The Heritage Group, together with its affiliates, related trusts, trustees, family members, successors and assigns (“THG”), and for so long as THG owns at least 15% of the outstanding shares of Common Stock, THG will have the right to nominate three directors; (ii) for so long as THG owns less than 15% but 10% or more of the outstanding shares of Common Stock, THG will have the right to nominate two directors; and (iii) at such time as THG ceases to own at least 10% of the outstanding shares of Common Stock of New Calumet, THG will not have the right to nominate any directors (the period from the closing of the Transaction to the date that THG ceases to own at least 10% of the outstanding shares of Common Stock, the “Applicable Period”);

•

during the Applicable Period, THG will have the right to cause at least one THG-designated director to serve on each committee of the New Calumet Board, subject to applicable Securities and Exchange Commission (“SEC”) and stock exchange rules and regulations;

•

until the earlier of THG no longer owning at least 5% of the outstanding shares of Common Stock and the third anniversary of the closing date of the Transaction, each of the following will require the consent of THG: (i) any amendment, modification or restatement of the organizational documents of New Calumet or any of its significant subsidiaries, (ii) any increase or decrease in the size of the New Calumet Board, (iii) any appointment or removal of the Chairman of the New Calumet Board or Chief Executive Officer of New Calumet, and (iv) any liquidation, winding up or filing any petition in bankruptcy of New Calumet or any of its significant subsidiaries; and

•

as a result of the Transaction, the General Partner will become a wholly owned subsidiary of New Calumet, and its incentive distribution rights and 2.0% General Partner interest will be cancelled, and the Partnership will become a wholly owned subsidiary of New Calumet; the New Calumet Common Stock will continue to trade on Nasdaq.

The Board of Directors of the General Partner (the “Board”) has unanimously approved the terms of the Restructuring Agreement and the transactions contemplated thereby. The Board approved the Restructuring Agreement following the recommendation and special approval of the Conflicts Committee of the Board.

The parties have agreed to negotiate and enter into an agreement by February 9, 2024 to effect the Transaction (the “Conversion Agreement”). In addition, the parties to the Restructuring Agreement have made customary representations, warranties and covenants in the Restructuring Agreement. Subject to certain exceptions, the General Partner, the Partnership and each of the subsidiaries of the Partnership have each agreed to, among other things, covenants relating to the conduct of their respective businesses during the interim period between the execution of the Restructuring Agreement and the consummation of the Transaction.

1

The consummation of the Transaction is subject to certain customary mutual conditions, including (i) the absence of any governmental order or law prohibiting the Transaction, (ii) the effectiveness of a registration statement on Form S-4 (the “Form S-4”) to be filed by New Calumet with respect to the registration of the shares of Common Stock to be issued in the Transaction, (iii) obtaining of any consent or approval of any governmental authority required to be obtained pursuant to applicable antitrust laws and all termination or expiration of waiting periods imposed by any governmental authority necessary for the consummation of the Transaction, and (iv) approval for the listing of the Common Stock on the Nasdaq Stock Market LLC, subject to official notice of issuance. The obligation of each party to consummate the Transaction is also conditioned upon the parties’ compliance with their applicable pre-closing obligations under the Restructuring Agreement, the accuracy of the representations and warranties as of the date of the closing (subject to customary materiality qualifiers) and the delivery of closing certificates signed by authorized persons of the Partnership and the Sponsor Parties (as defined in the Restructuring Agreement), as applicable.

The Restructuring Agreement contains certain termination rights that may be exercised by either the Partnership or the Sponsor Parties, including in the event that (i) the parties agree by mutual written consent to terminate the Restructuring Agreement, (ii) the conclusion of the special meeting of the Partnership’s unitholders called to approve the Transaction and related matters without obtaining the required unitholder approvals, (iii) any injunction or other order, decree, decision, determination or judgment permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction having become final and non-appealable, (iv) a breach of certain representations, warranties, covenants or agreements made by the other party, which breach or failure to perform is not curable or has not been cured by the earlier of the date that is 180 days after the execution of the Conversion Agreement (the “Termination Date”) and 45 days following receipt of notice by such other party of such breach or failure, or (v) the Restructuring is not consummated by the Termination Date.

The foregoing description of the Restructuring Agreement is not complete and is qualified in its entirety by reference to the complete text of the Restructuring Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On November 9, 2023, the Partnership issued a press release announcing the execution of the Restructuring Agreement. In addition, the Partnership provided an overview of the Transaction in its third quarter 2023 earnings presentation. Copies of the press release and earnings presentation are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

This communication relates to the proposed corporate reorganization between the Partnership and New Calumet. This communication may be deemed to be solicitation material in respect of the proposed Transaction. The proposed Transaction will be submitted to the Partnership’s unitholders for their consideration. In connection with the proposed Transaction, New Calumet is expected to file with the SEC the Form S-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be distributed to the Partnership’s unitholders in connection with the Partnership’s solicitation of proxies for the vote of the Partnership’s unitholders in connection with the proposed Transaction and other matters as described in such Proxy Statement/Prospectus. The Proxy Statement/Prospectus will also serve as the prospectus relating to the offer of the securities to be issued to the Partnership’s equityholders in connection with the completion of the proposed Transaction. The Partnership and New Calumet may file other relevant documents with the SEC regarding the proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to the Partnership’s unitholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Partnership or New Calumet with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from the Partnership at www.calumet.com or by directing a written request to the Partnership at 2780 Waterfront Parkway East Drive, Indianapolis, Indiana 46214.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Partnership, the General Partner and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Transaction. Information regarding the General Partner’s directors and executive officers is available in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 15, 2023 (the “Annual Report”). To the extent that holdings of the Partnership’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Transaction to be filed with the SEC when they become available. Unitholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements and information in this Current Report on Form 8-K may constitute “forward-looking statements.” The words “will,” “may,” “intend,” “believe,” “expect,” “outlook,” “forecast,” “anticipate,” “estimate,” “continue,” “plan,” “should,” “could,” “would,” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. The statements discussed in this Current Report on Form 8-K that are not purely historical data are forward-looking statements, including, but not limited to, the statements regarding (i) the expected benefits of the Transaction to the Partnership and its unitholders, (ii) the anticipated completion of the Transaction and the timing thereof, (iii) the expected future growth of the reorganized company and (iv) the plans and objectives of management for future operations. These forward-looking statements are based on the Partnership’s current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that the Partnership anticipates. The Partnership’s forward-looking statements involve significant risks and uncertainties (some of which are beyond its control) and assumptions that could cause the Partnership’s actual results to differ materially from its historical experience and management’s present expectations or projections. For additional information regarding factors that could cause the Partnership’s actual results to differ from its projected results, please see the Partnership’s filings with the SEC, including the risk factors and other cautionary statements in the Partnership’s latest Annual Report on Form 10-K and other filings with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Partnership Restructuring Agreement, dated as of November 9, 2023, by and among the Partnership, the General Partner and the other parties thereto.

99.1	Press Release, dated November 9, 2023.

99.2	Earnings Presentation, dated November 9, 2023.

104	Cover Page Interactive Data File- the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

	By:	CALUMET GP, LLC,
its General Partner

Date: November 9, 2023	By:	/s/ Todd Borgmann
	Name:	Todd Borgmann
	Title:	Chief Executive Officer